Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation	Ownership
C-Rod, Inc.	Florida	100%
Once In A Lifetime, LLC	Florida	51%
One Horizon Hong Kong Limited	Hong Kong	100%